STROOCK & STROOCK & LAVAN LLP
180 Maiden Lane
New York, New York 10038

April 25, 2011

VIA EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention:  Brion R. Thompson

Re:	Rule 35d-1
O'Connor Fund of Funds: Long/Short Equity Strategies LLC
(File Nos. 333-172908 and 811-21195)

Ladies and Gentlemen:

On behalf of O'Connor Fund of Funds:  Long/Short Equity Strategies LLC (the "Fund"), we wish to address one of the comments made by the staff in its comment letter dated April 14, 2011, with respect to the Fund's Registration Statement on Form N-2 under the Securities Act of 1933, as amended, filed with the Securities and Exchange Commission on March 17, 2011.

Comment no. 1 to the Registration Statement reads as follows:  "Consistent with the term 'equity' in the Fund's name, please disclose a policy of investing at least 80% of the Fund's assets in equity securities.  See Rule 35d-1 under the Investment Company Act of 1940."  For the reasons that follow, we respectfully request that the Staff reconsider Comment no. 1.

Over the past several months, several of the registered alternative investment funds advised by UBS Alternative and Quantitative Investments LLC were rebranded with the "O'Connor Fund of Funds" name.  That effort, and the associated cost, was taken in large part in reliance on interaction with the Staff two years ago in connection with a similar Rule 35d-1 issue as a result of which we believed that as long as the word "equity" was used as an adjective to modify another word denoting an investment approach, Rule 35d-1 would not be implicated.  The prior case arose during a review of an annual update filing for the formerly-named "UBS Credit and Recovery Fund, L.L.C."  At that time, we were advised that the Staff believed that the word "credit" suggested that the fund would invest in debt securities and that it could not be used in the fund's name, as it then existed, without complying with Rule 35d-1's 80% investment requirement.  We resolved the issue with the Staff by removing the word "and" from the fund's name, thereby making the word "credit" into an adjective modifying the word "recovery."  With that in mind, we believed that the Fund's name would not raise any issue under Rule 35d-1.

We appreciate the policy behind Section 35(d) of the Investment Company Act of 1940, as amended, and Rule 35d-1 thereunder.  However, insofar as Rule 35d-1 speaks in terms of misleading "names," we believe that a fund's name should be read in its totality and not necessarily with a focus on any single word.  We contend that there is no confusion regarding the nature of the Fund's investments.  The Fund's name could not more clearly signify that it is a fund-of-funds.  Because the Fund is a fund-of-funds, investors fully comprehend that the Fund generally does not invest directly in common and preferred stocks but rather invests in underlying hedge funds that employ equity investment strategies.

The Fund intends to file pre-effective amendment no. 1 to its Registration Statement shortly and seek effectiveness by May 2, 2011.  Accordingly, your immediate attention to this issue would be most appreciated.

Please to not hesitate to contact me with any questions at 212.806.5790 (ggranik@stroock.com).

Very truly yours,

/s/ Gary L. Granik
Gary L. Granik

cc:  Brad A. Green (212.806.6274)